FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit 1	Publication of Prospectus
Exhibit 2	Director/PDMR Shareholding
Exhibit 3	Block Listing Six Monthly Return
Exhibit 4	Publication of Prospectus
Exhibit 5	Director/PDMR Shareholding
Exhibit 6	Director/PDMR Shareholding
Exhibit 7	Dividend Declaration

Exhibit 1
Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 8 November 2011

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7028R_-2011-11-8.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Emete Hassan
Head of Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

555

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0000009%

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£0.22540

14. Date and place of transaction

7 November 2011

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

242,864 shares        0.00041%

16. Date issuer informed of transaction

7 November 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

8 November 2011

Exhibit 3
BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 10 November 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:
The Royal Bank of Scotland Group plc Combined Blocklisting.
Can be used to satisfy option exercises and/or share vestings under the following share plans:- The Royal Bank of Scotland Group plc 2007 Sharesave Plan; The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan; The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan; The Royal Bank of Scotland Group plc Medium-term Performance Plan; The Royal Bank of Scotland Group plc 2010 Long Term Incentive Plan; The Royal Bank of Scotland Group plc 2010 Deferral Plan

Period of return:	From:	01 April 2011	To:	30 September 2011
Balance of unallotted securities under scheme(s) from previous return:		182,372,534
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		1,000,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		645,306,339
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		537,066,195
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 10 November 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Sharesave Plan
Period of return:	From:	01 April 2011	To:	30 September 2011
Balance of unallotted securities under scheme(s) from previous return:		64,100,713
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		3,651,851
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		60,448,862
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 10 November 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan
Period of return:	From:	01 April 2011	To:	30 September 2011
Balance of unallotted securities under scheme(s) from previous return:		4,381,396
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		55,210
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,326,186
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 10 November 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 1997 Sharesave Scheme
Period of return:	From:	01 April 2011	To:	30 September 2011
Balance of unallotted securities under scheme(s) from previous return:		68,179,204
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		68,179,204
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 10 November 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan
Period of return:	From:	01 April 2011	To:	30 September 2011
Balance of unallotted securities under scheme(s) from previous return:		19,288,565
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		19,288,565
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 10 November 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 1999 Executive Share Option Scheme
Period of return:	From:	01 April 2011	To:	30 September 2011
Balance of unallotted securities under scheme(s) from previous return:		53,420,571
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		53,420,571
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 10 November 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Medium-term Performance Plan
Period of return:	From:	01 April 2011	To:	30 September 2011
Balance of unallotted securities under scheme(s) from previous return:		2,432,742
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,432,742
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 10 November 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Employee Share Ownership Plan
Period of return:	From:	01 April 2011	To:	30 September 2011
Balance of unallotted securities under scheme(s) from previous return:		34,367,742
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		34,367,742
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 10 November 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Option 2000 Scheme
Period of return:	From:	01 April 2011	To:	30 September 2011
Balance of unallotted securities under scheme(s) from previous return:		13,694,400
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		13,694,400
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 10 November 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		National Westminster Bank Group 1994 Executive Share Option Scheme
Period of return:	From:	01 April 2011	To:	30 September 2011
Balance of unallotted securities under scheme(s) from previous return:		2,826,990
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,826,990
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 10 November 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The 1999 NatWest Group Sharesave Scheme
Period of return:	From:	01 April 2011	To:	30 September 2011
Balance of unallotted securities under scheme(s) from previous return:		6,403,971
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		6,403,971
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 10 November 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		First Active plc 1998 SAYE Scheme
Period of return:	From:	01 April 2011	To:	30 September 2011
Balance of unallotted securities under scheme(s) from previous return:		743,838
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		743,838
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 10 November 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		First Active plc 2001 SAYE Scheme
Period of return:	From:	01 April 2011	To:	30 September 2011
Balance of unallotted securities under scheme(s) from previous return:		644,769
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		644,769
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 10 November 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		First Active plc 1998 Share Option Scheme
Period of return:	From:	01 April 2011	To:	30 September 2011
Balance of unallotted securities under scheme(s) from previous return:		735,654
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		735,654
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 10 November 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		First Active plc 2002 Approved Share Option Scheme
Period of return:	From:	01 April 2011	To:	30 September 2011
Balance of unallotted securities under scheme(s) from previous return:		692,652
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		692,652
Name of contact:		Mr Peter Helmn
Telephone number of contact:		0131 556 8555

Exhibit 4

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc $35,000,000,000 Medium Term Note Programme dated 15 November 2011.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1421S_-2011-11-15.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Emete Hassan
Head of Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
i

3. Name of person discharging managerial responsibilities/director.

Anthony Di Iorio

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest.

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares.
American Depositary Receipts ("ADRs")

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them.

Mr A and Mrs A R Di Iorio

8. State the nature of the transaction

Mr Di Iorio purchased a total of 15,000 ADRs.  Each ADR represents 20 Ordinary shares of £0.25 in the Company.

9. Number of shares, debentures or financial instruments relating to shares acquired.

15,000 ADRs representing 300,000 ordinary shares of £0.25 each

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage).

0.00051%

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

600 at $6.7697 per ADR
600 at $6.78 per ADR
3,610 at $6.79 per ADR
10,190 at $6.77 per ADR

14. Date and place of transaction

15 November 2011

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage).

15,000 ADRs representing 300,000 ordinary shares of £0.25 each

16. Date issuer informed of transaction.

15 November 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification
16 November 2011

Exhibit 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Stephen Alan Michael Hester

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Stephen Alan Michael Hester

8. State the nature of the transaction

Sale of 318,678 shares effected to meet an immediate income tax and National Insurance liability, which arose on release of 610,687 restricted shares.  Mr Hester has retained 292,009 of the released shares.

9. Number of shares, debentures or financial instruments relating to shares acquired

292,009

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00049%

11. Number of shares, debentures or financial instruments relating to shares disposed

318,678

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.00053%

13. Price per share or value of transaction

£0.1983

14. Date and place of transaction

21 November 2011

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

5,411,358 shares     0.00913%

16. Date issuer informed of transaction

21 November 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

22 November 2011

Exhibit 7

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDENDS ON SERIES F, H, AND L NON-CUMULATIVE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE THREE MONTHS TO 31 DECEMBER 2011

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares of US$0.01 each, all of which are represented by American Depositary Shares, for the three months to 31 December 2011. The dividends will be paid on 30 December 2011 at the undernoted rates to those preference shareholders on the register at the close of business on 15 December 2011.

Series	Dividend payable per share
Series F	US$0.478125
Series H	US$0.453125
Series L	US$0.359375

DIVIDEND ON SERIES 1 NON-CUMULATIVE CONVERTIBLE STERLING PREFERENCE SHARES OF £0.01 FOR THE YEAR TO 31 DECEMBER 2011

The Directors have declared the specified dividend on the undernoted series of Non-cumulative convertible sterling preference shares of £0.01 each for the year to 31 December 2011. The dividend will be paid on 30 December 2011 at the undernoted rate to those preference shareholders on the register at the close of business on 15 December 2011.

Series	Dividend payable per share
Series 1	£73.87

DIVIDEND ON 11 PER CENT AND 5.5 PER CENT CUMULATIVE PREFERENCE SHARES FOR THE HALF YEAR TO 31 DECEMBER 2011

The Directors have declared half-yearly dividends on the 11 per cent and the 5.5 per cent cumulative preference shares. The dividends will be paid on 30 December 2011 at the rate of 5.5 per cent and 2.75 per cent, respectively and will be paid to those preference shareholders on the register at the close of business on 2 December 2011.

24 November 2011
End

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 November 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary